FOR IMMEDIATE RELEASE           Contact - Guy T. Marcus
February 16, 1995               Vice President-Inv. Rel.
                                (214) 978-2691

           DIVIDEND DECLARATION AND SHAREHOLDERS' MEETING

     DALLAS, Texas -- The board of directors of Halliburton Company today declared a first quarter dividend of 25 cents per share on the Company's common stock, payable March 23, 1995 to shareholders of record at the close of business March 2, 1995.

     The Company's annual meeting of shareholders was set for May
16, 1995 in Dallas, Texas. Record date for determination of shareholders entitled to vote at such meeting is March 20, 1995 at the close of business.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

                          # # #